WEIBO CORPORATION

8/F, QIHAO Plaza, No. 8 Xinyuan S. Road

Chaoyang District, Beijing 100027

People’s Republic of China

September 18, 2019

VIA EDGAR

David Edgar, Staff Accountant

Joyce Sweeney, Staff Accountant

Division of Corporation Finance

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Weibo Corporation (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2018
Filed on April 29, 2019
File No. 001-36397

Dear Mr. Edgar and Ms. Sweeney:

This letter sets forth the Company’s responses to the comments contained in the letter dated September 4, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2018 (the “2018 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2018 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2018

Operating and Financial Review and Prospects

Results of Operations, page 89

1.                                      On page 91 you disclose that the increased revenue from key accounts was partly attributable to an increasing number of key account customers allocating more digital advertising budget to social marketing. Please describe for us the metrics used to monitor monetization in managing your advertising business, such as your ability to attract and retain advertisers and increase advertisers’ spending. In this regard, we note management’s statements in your fourth quarter 2018 earnings call, which attribute the strong performance of the key accounts sector to growth in average revenue for advertiser spending and continued expansion of your customer base. Refer to Item 5.A of Form 20-F and Part III.B of SEC Release 33-8350.

The Company respectfully advises the Staff that the Company monitors a series of metrics to evaluate the key account (“KA”) advertising business, including number of active advertisers, average spending per advertiser, number of new customers acquired and customer retention rate in a given period. The Company undertakes to include a discussion of the metrics used to monitor the monetization of advertising business in future filings of its annual report on Form 20-F.

2.                                      We note the significant increase in revenue sharing cost in 2018, which you state is primarily related to your advertisement production and live streaming business. Please separately quantify the amount or percentage of revenue attributable to revenue sharing arrangements, if material. To the extent there are any trends in the proportion of revenue earned through such arrangements and/or the average revenue share ratios, include a discussion of such trends and the impact on your results of operations. In your response, please tell us the amount of revenue from revenue sharing arrangements presented on a gross basis and the related revenue sharing costs for each period presented, separately identifying advertising and marketing services and value-added services. For arrangements where revenue is presented on a net basis, tell us the amount of gross revenue and the revenue share that was netted against such revenue for each period presented. Refer to Item 5.A and 5.D of Form 20-F and Part III.B of SEC Release 33- 8350.

The Staff’s comment is duly noted. The Company respectfully clarifies for the Staff that its revenue sharing cost account mainly consists of advertisement production costs, which are related to advertising contracts with no revenue sharing arrangements, and costs shared with third-parties, which are related to contracts with revenue sharing arrangements for both advertising and marketing services and value-added services.

The table below shows the detailed breakdown of revenue sharing cost account for each period presented.

	Year Ended December 31,
	2016	2017	2018
	(In US$ thousands)
Advertisement production cost	18,915	20,135	34,589
Revenue sharing cost — Advertising and marketing	—	810	5,607
Revenue sharing cost — Value-added services	10,811	12,662	46,943
Total	29,726	33,607	87,139

•                  Advertisement production costs

Advertisement production costs are incurred as certain key account customers request Weibo to produce advertisement content for them as part of the services contemplated by the advertising contracts. The Company engages third parties to help produce the advertisement and pays them an agreed amount of fee, which the Company records as cost of revenues. The advertisement will then be delivered in the Company’s advertising spaces purchased by the customer. The Company does not share with any party the revenues it earns from these advertising contracts.

The requests for advertisement production services from key account customers are random in nature. Therefore, the Company does not separately track revenues earned from these contracts and cannot provide an exact amount. Such revenues are estimated to grow together with the Company’s advertising and marketing revenues. The Company has also noted that advertisement production costs have been rising in recent years and expects the trend to continue in the foreseeable future.

•                  Revenue sharing contracts recorded on a gross basis

The Company respectfully advises the Staff that its advertising and marketing contracts attributable to revenue sharing arrangements mainly involve cooperation with content creators, including celebrities, on Weibo’s platform or website, where the Company acts as the principal to the advertising customers.

The Company’s value-added services revenues attributable to revenue sharing arrangements are primarily from game-related services where the Company acts as the principal and the newly acquired live streaming business in the fourth quarter of 2018.

The table below shows detailed information of revenues related to revenue sharing arrangements recorded on a gross basis for each period presented.

	Year Ended December 31,
	2016	2017	2018
	(In US$ thousands)
Revenue sharing arrangements - Advertising and marketing	—	1,388	21,694
Revenue sharing arrangements - Value-added services	14,091	17,558	60,405
Total	14,091	18,946	82,099

•                  Revenue sharing contracts recorded on a net basis

The Company further advises the Staff that part of its value-added services revenues attributable to revenue sharing arrangements are recorded on a net basis, mainly generated from game-related services, as the Company does not act as the principal in fulfilling all obligations to the customers.  The gross amount received from customers were approximately $32.2 million, $17.5 million and $9.6 million, for the years ended December 31, 2016, 2017 and 2018, and the revenue share amounts that were netted against such gross amount were approximately $15.3 million, $7.1 million and $2.9 million for the corresponding periods, respectively.

Consolidated Financial Statements

Note 2 Significant Accounting Policies

Revenue recognition, page F-14

3.                                      Please describe for us the nature and terms of your revenue sharing arrangements related to advertising and marketing services. Tell us the specified good or service being provided to the customer and describe your consideration of the guidance in ASC 606-10- 55-36 through 55-40. If revenues recognized from revenue sharing arrangements are significant, disclose your related policy as well as the significant judgments and assumptions made in determining gross or net presentation of such revenues. Refer to ASC 606-10-50-1.

The Company respectfully advises the Staff that its advertising and marketing contracts attributable to revenue sharing arrangements mainly involve cooperation with content creators, including celebrities, on Weibo’s platform. The Company works with content creators to expand distribution of its customers’ sponsored links and advertisements by sharing them through the posts of content creators with high traffic volume. The Company pays these content creators a pre-determined portion of advertising revenues it earns from the cooperation. The Company has determined it is the principal in these transactions, as it is primarily responsible for fulfilling all the obligations to the advertising customers. The Company has discretion in establishing pricing of the advertising contracts and controls the advertising inventory before the delivery to customers. Therefore, revenues related to these revenue sharing arrangements are recognized on a gross basis and the payments to content creators are recorded as revenue sharing costs. The Company further refers the Staff to its responses to comment #2 above for more detailed information about its revenue sharing arrangements related to advertising and marketing services.

The Company undertakes to revise the disclosure in its future Form 20-F filings in substantially the same form as follows (the revised part is underlined) with necessary updates:

The Group’s contracts with customers may include multiple performance obligations, which primarily consist of combination of service to allow customers to place advertisements on different areas of its platform or website. For such arrangements, advertising arrangements involving multiple deliverables are broken down into single-element arrangements based on their stand-alone selling price for revenue recognition purposes. The estimation of stand-alone selling price involves significant judgment, especially for the deliverables that have not been sold separately. For those deliverables, the Group determines best estimate of the stand-alone selling price by taking into consideration of the pricing of advertising areas of the Group’s platform or website with similar popularities and advertisements with similar formats and quoted prices from competitors and other market conditions. The Group believes the estimation approach in stand-alone selling price and allocation of the transaction price on a relative stand-alone selling price to each performance obligation results in revenue recognition in a manner consistent with the underlying economics of the transaction and the allocation principle included in ASC 606. Revenues recognized with reference to best estimation of selling price were immaterial for all periods presented. Most of such contracts have all performance obligations completed within one year. Changes in judgments on these assumptions and estimates could materially impact the timing or amount of revenue recognition. Contracts with customers of online advertising may require cooperation from third parties. The Group pays a predetermined portion of revenues it earned from advertising contracts to the third parties. The Group has determined that it is the principal in these transactions, as it is primarily responsible for fulfilling all the obligations related to advertising contracts. The Group has discretion in establishing pricing of the contracts and controls the advertising inventory before the delivery to customers. The Group records revenues derived from such contracts on a gross basis and the portion paid to the third parties is recognized as cost of revenues.

*                                         *                                         *

The Company hereby acknowledges that

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2018 20-F, please contact the undersigned at +86 10 8262 8888.

Very truly yours,

/s/ Gaofei Wang
Gaofei Wang
Chief Executive Officer

cc:                                Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP